Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Preliminary 3Q Results:

Net Income of $5.9 Million;

Positive Cash Flow from Operations

Highlights

•	Net income of $5.9 million, including gains from sales of marketable securities and investments

•	Cash inflow from operations of approximately $550 thousand

•	Operating income in GigaMedia’s online games business of $1.5 million

•	Cash, cash equivalents, restricted cash and marketable securities-current increased approximately $3.5 million sequentially to approximately $98.4 million

•	Short-term debt decreased approximately $1.7 million sequentially to approximately $7.7 million

TAIPEI, Taiwan, November 1, 2012 – GigaMedia Limited (NASDAQ: GIGM) announced today preliminary third-quarter 2012 consolidated financial results.

“We have made steady progress building efficiencies and adjusting our business model this year and began to benefit from cost savings in the third quarter,” stated GigaMedia Chief Executive Officer John Stringer. “Complementing this, we strengthened our balance sheet, consistent with our plans for accretive M&A.”

“While we are pleased with our success in turning around operational challenges, we are disappointed with our recent stock price performance,” stated CEO John Stringer. “We believe our stock is undervalued; nevertheless we remain confident in growing shareholder value and see significant near-term and long-term catalysts that should drive valuation.”

“We will continue to benefit from lower operating costs we’ve built into New Giga and are starting to see increasing user engagement as we revitalize and update our offerings with Web-based games,” stated CEO John Stringer. “We are also moving quickly to capitalize on new growth opportunities in Web/mobile based games and in cloud computing and look forward to sharing more on this as we go forward.”

Preliminary Results

Revenues: Remained stable quarter-over-quarter at approximately $7.2 million, in line with the company’s guidance.

Gross margin: Increased from the second quarter to approximately 68 percent, exceeding guidance.

Operating expenses: Decreased quarter-over-quarter to approximately $5.8 million, in line with the company’s guidance.

Loss from operations: Decreased quarter-over-quarter to approximately $909 thousand, in line with expectations.

Cash, cash equivalents, restricted cash, and marketable securities-current: Increased approximately $3.5 million sequentially as of September 30, 2012 to approximately $98.4 million; total short-term borrowings decreased approximately $1.7 million to approximately $7.7 million.

The financial results presented above are preliminary and subject to completion. GigaMedia’s expectations with respect to these unaudited results are based on management estimates and information available at this time. As a result, these preliminary estimates may be different from the actual results that will be reflected in GigaMedia’s consolidated financial statements for the third quarter of 2012 when they are released.

GigaMedia expects to announce its third-quarter 2012 financial results in the second half of November.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Asia, with focus on Web-based/mobile games in emerging markets. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2012.

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